FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL AND REPSOL YPF CONTRACT FOR A NEW TANKER TO TRANSPORT LNG

•	The tanker, with a capacity of 138,000 cubic meters, will be put into service this year and commence operations for GAS NATURAL and Repsol YPF in 2009.

•	Following this new contract, GAS NATURAL and Repsol YPF will have 13 tankers in operation in 2009, with a maritime transport capacity of about 1.5 million cubic meters.

Gas Natural and Repsol YPF signed an agreement with Knutsen, the shipbuilding company, to contract for a time-charter methane-tanker of 138,000 cubic meters of capacity, which both companies will use to transport liquified natural gas (LNG), starting in 2009.

The contracting of this new tanker will help cover the LNG transportation needs expected in the next few years by GAS NATURAL and Repsol YPF in the Atlantic Basin.

This contract is in addition to the one also executed jointly between GAS NATURAL and Repsol YPF in January 2005, for the acquisition of a tanker with the same capacity, currently being built in the Izar (Sestao) shipyards, to be delivered in December 2007.

The tanker under the contract will be put into operation for Knutsen this year in 2006, although, according to the signed agreement, it will not start operating for GAS NATURAL and Repsol YPF for three years. Among the conditions of this new time-charter contract with Knutsen, a 20-year rental period is included in the agreement, which can be extended for two five-year periods.

A time-charter contract is a kind of agreement between the owners of the tanker and the companies that will use it, in exchange for the payment of a fee during the time specified for use of the ship.

A fleet with a combined capacity of more than 1.5 million cubic meters

GAS NATURAL and Repsol YPF jointly manage a fleet of 11 methane tankers, for a total capacity of more than a million cubic meters, to which will be added the 138,000 cubic meters of the tanker currently under construction in Izar and the 138,000 cubic meters of the methane tanker recently contracted with Knutsen.

For GAS NATURAL, whose Strategic Plan foresees the company’s involvement in the development of the LNG world market, the contracting of a new fleet is an essential element of flexibility and guarantee of supply. Furthermore, two-thirds of the Spanish natural gas market is supplied with liquified natural gas.

For Repsol YPF, the signing of this agreement is a new step that reinforces the company’s excellent position in the integrated business of liquified natural gas, representing one of its major lines of business growth in the next few years.

Currently, GAS NATURAL and Repsol YPF constitute the third largest LNG transport group in the world, and the first in Atlantic Basin operations.

Barcelona, May 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: May 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer